Exhibit 3.10

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
EYES ON THE GO, INC.

EYES ON THE GO, INC., a corporation organized and existing under the General Corporation Law, DOES HEREBY CERTIFY that:

FIRST:      The Board of Directors of the Corporation adopted resolutions setting forth proposed amendments to the Certificate of Incorporation of the Corporation as heretofore amended, declaring said amendments to be advisable, recommending their approval to the holders of the common stock and of the Series B Preferred Stock of the Corporation, which are the only class and series of stock of the Corporation entitled to vote upon the adoption of said amendments and submitting them to said holders for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that Article VI of the Certificate of Incorporation of the Corporation, as heretofore amended, be further amended in its entirety, such that said Article VI shall hereafter read as follows:

ARTICLE VI
CAPITAL STOCK

The total number of shares of stock which the Corporation shall have authority to issue is: two billion, fifty million (2,050,000,000) shares, consisting of two billion (2,000,000,000) shares of common stock, par value $0.000001 per share, and fifty million (50,000,000) shares of preferred stock, par value $0.000001 per share.

A.

Common Stock. Each holder of record of common stock shall have the right to one vote for each share of common stock registered in his name on the books of the Corporation on all matters submitted to a vote of stockholders. The holders of common stock shall be entitled to such dividends as may be declared by the Board of Directors from time to time, subject to any provisions in respect of series of preferred stock that are outstanding. In the event of the liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, the assets and funds of the Corporation available for distribution to stockholders, after the payment to holders of preferred stock of the respective amounts to which they may be entitled, shall be paid to the holders of the common stock ratably.

B.	Preferred Stock. The preferred stock shall be issuable in series. The Board of Directors is authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series. The Board of Directors shall have the authority to determine the number of shares that will comprise each series. For each series, the Board of Directors shall determine, by resolutions or resolution adopted prior to the issuance of any shares thereof, the designations, powers, preferences, limitations and relative or other rights thereof, including but not limited to the following relative rights and preferences, as to which there may be variations among different series:

(i)	The rate, time and manner of payment of dividends, if any;

(ii)	Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(iii)	The amount payable for shares in the event of liquidation, dissolution or other winding up of the Corporation;

(iv)	Sinking fund provisions, if any, for the redemption or purchase of shares;

(v)	The terms and conditions, if any, on which shares may be converted or exchanged;

(vi)	Voting rights, if any; and

(vii)	Any other rights and preferences of such shares, to the full extent now or hereafter permitted by the General Corporation Law.

C.

Series B Preferred Stock. The terms of the Series B Preferred Stock, which was created and designated pursuant to Certificates of Designations and any amendments thereto filed with the Secretary of State of the State of Delaware, are amended in their entirety to read as follows:

TERMS OF PREFERRED STOCK

Section 1. Definitions. For the purposes of this Subsection C, the following terms shall have the following meanings:

“Business Day” means any day except Saturday, Sunday, any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Common Stock” means the Corporation’s common stock, par value $0.000001 per share.

“Holder” means a holder of the Preferred Stock.

“Liquidation” shall have the meaning set forth in Section 5.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof

“Preferred Stock” means the Series B Preferred Stock designated in Section 2.

Section 2. Designation; Amount. The series of preferred stock is designated as “Series B Preferred Stock” and the number of shares so designated shall be 5,000,000. Upon the conversion of all of the outstanding shares of Preferred Stock into Common Stock, the existence of the series of the Corporation’s Preferred Stock “Series B Preferred Stock” shall terminate and no further shares thereof be issued.

Section 3. Dividends. The Holders shall be entitled to receive dividends when, as and if declared by the Board of Directors, in its sole discretion.

Section 4. Liquidation Rights. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any stock ranking junior to the Preferred Stock, the Holders shall be entitled to be paid out of the assets of the Corporation an amount equal to $1.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) (the “Preference Value”), plus all declared but unpaid dividends, for each share of Preferred Stock held by them, but shall not be entitled to any further payment with respect to their shares of Preferred Stock.

Section 5. Conversion.

(a)  Until the close of business on February 29, 2012, each Holder may convert all, but not less than all, of the shares of Series B Preferred Stock owned by him into a number of shares of Common Stock which shall be the number of Series B Preferred Shares owned by him multiplied by two and prior to such date, the Corporation shall not combine or subdivide the shares of its Common Stock. Immediately after the close of business on February 29, 2012, (i) each share of Preferred Stock which has not been converted into Common Stock as provided in the previous sentence shall automatically be converted into one share of Common Stock, without the requirement of any action on the part of the holder thereof, (ii) the Preferred Stock shall cease to exist as a series of the Corporation’s preferred stock, and (iii) the former Holders shall have no further rights with respect thereto other than to surrender the certificates formerly representing such shares for the number of shares of Common Stock to which they are entitled by virtue such automatic conversion. Conversion of shares of Preferred Stock prior to the close of business on February 29, 2012, shall be deemed to be effective at the close of the business day following the receipt by the Corporation of written notice from a Holder of his conversion of his shares of Preferred Stock and the conversion of any other shares of Preferred Stock shall be deemed to be effective at the Close of Business on March 1, 2012.

(b)  Promptly after the date on which shares of Preferred Stock are converted into shares of Common Stock pursuant to the provisions of subsection (a), the Corporation shall issue and deliver to the former Holder of such shares of Preferred Stock a certificate representing the number of shares of Common Stock to which he is entitled, registered in his name, provided that the Corporation shall not be obligated to issue a certificate representing such shares of Common Stock to any person until such person has surrendered the certificate representing the shares of Preferred Stock which were converted into such shares of Common Stock. Each certificate representing Common Stock issued upon such conversion shall bear the same restrictive legends as were borne by the certificate formerly representing the Preferred Stock that was converted into such Common Stock. Each person who becomes a holder of Common Stock by virtue of such conversion shall have all of the rights of a holder thereof from and after the time that that such conversion is deemed to be effective, as provided in Subsection (a).

(c) All shares of Common Stock delivered upon conversion of Preferred Stock shall be duly and validly issued and fully paid and nonassessable.

Section 6. Voting Rights. Each share of Preferred Stock shall have one vote with respect to any matter to be voted on by the stockholders of the Corporation. Except as otherwise provided by the General Corporation Law, shares of Preferred Stock shall vote together with the shares of Common Stock as a single class.

Section 7. Disputes. The losing party in any dispute respecting the terms of the Preferred Stock or the interpretation thereof shall reimburse the other party for its costs and expenses in such dispute, including, without limitation, reasonable attorneys’ fees.

RESOLVED FURTHER, that Article XVI shall be added to the Certificate of Incorporation, to read as follows:

ARTICLE XVI
MISCELLANEOUS

Section 1. Jurisdiction. The courts of the State of Delaware shall have sole and exclusive jurisdiction of any dispute arising under this Certificate of Incorporation.

Section 2. Severability. If any provision of this Certificate of Incorporation shall be declared invalid or unenforceable, the remaining provisions of this Certificate shall be unaffected by such declaration and shall remain in full force and effect.

SECOND:      Pursuant to Section 228 of the General Corporation Law, (i) consents in writing adopting said resolutions were signed by the holders of Common Stock having not less than the minimum number of votes that would be necessary for such holders, voting as a class, to adopt said resolutions at a meeting at which all shares entitled to vote thereon were present and voted and (ii) consents in writing adopting said resolutions were signed by the holders of Series B Preferred Stock having not less than the minimum number of votes that would be necessary for such holders, voting as a series, to adopt said resolutions at a meeting at which all shares entitled to vote thereon were present and voted. In addition, the consents adopting said resolutions signed by the holders of Common Stock and the consents adopting said resolutions signed by the holders of Series B Preferred Stock together had not less than the minimum number of votes that would be necessary for such holders, voting as a single class, to adopt said resolutions at a meeting at which all shares entitled to vote thereon were present and voted. The Common Stock and Series B Preferred Stock were the only shares of the Corporation’s capital stock outstanding when such consents were signed. Such consents were delivered to the Corporation by delivery to its officer having custody of the book in which proceedings of meetings of stockholders are recorded.

THIRD:      Said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed on its behalf this 22nd day of January 2012 by its officer thereunder duly authorized.

EYES ON THE GO, INC.

By: /s/ Christopher Carey
 Christopher Carey
President